UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

December 9, 2009

 BHP BILLITON LIMITED

(ABN 49 004 028 077)

(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA

(Jurisdiction of incorporation or organisation)

180 LONSDALE STREET, MELBOURNE, VICTORIA

3000 AUSTRALIA

(Address of principal executive offices)

BHP BILLITON PLC

(REG. NO. 3196209)

(Exact name of Registrant as specified in its charter)

ENGLAND AND WALES

(Jurisdiction of incorporation or organisation)

NEATHOUSE PLACE, VICTORIA, LONDON,

UNITED KINGDOM

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  [ ] Yes    [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

NEWS RELEASE
Release Time	IMMEDIATE
Date	5 December 2009
Number	22/09

BHP Billiton AND RIO TINTO sign binding agreements on
Iron Ore Production Joint Venture

On 5 June 2009, BHP Billiton and Rio Tinto signed an agreement of core principles to establish a production joint venture covering the entirety of both companies' Western Australian iron ore assets. The companies today signed binding agreements on the proposed JV that cover all aspects of how the joint venture will operate and be governed.

The companies have also filed submissions with the European Commission and the Australian Competition and Consumer Commission in relation to the proposed production joint venture and expect to submit filings in other relevant jurisdictions shortly. The companies understand that the European Commission will review the production joint venture under Article 101 (formerly Article 81).  Taking into account all regulatory review processes and shareholder approvals, BHP Billiton and Rio Tinto anticipate completion of the JV in the second half of calendar year 2010.

The production joint venture encompasses all current and future Western Australian iron ore assets and liabilities and will be owned 50:50 by BHP Billiton and Rio Tinto. It will deliver substantial synergies resulting from combining the companies' Western Australian iron ore operations, with the aim of producing more iron ore at lower cost. BHP Billiton and Rio Tinto believe the net present value of these unique production and development synergies will be in excess of US$10 billion (100 per cent basis). As previously outlined, these synergies are anticipated to come from:

  Combining adjacent mines into single operations;
  Reducing costs through shorter rail hauls and more efficient allocations of port capacity;
  Blending opportunities which will maximise product recovery and provide further operating efficiencies;
  Optimising future growth opportunities through the development of consolidated, larger and more capital efficient expansion projects;
  Combining the management, procurement and general overhead activities into a single entity.

BHP Billiton CEO, Marius Kloppers, said, "We are very pleased to now have formal and binding agreements in place to develop this important joint venture. With the history of both companies' attempts to join together these two world-class iron ore operations in Western Australia at various times, this deal has effectively been more than a decade in the making. It is an important milestone towards delivering substantial additional benefits to both sets of shareholders, and to the shareholders of our respective joint venture partners in the Pilbara."

Tom Albanese, chief executive, Rio Tinto, said, "Signing binding agreements brings us one step closer to unlocking the full production potential of our Pilbara iron ore assets and achieving substantial benefits for all our stakeholders. Completing the joint venture is a priority for Rio Tinto in 2010 and I look forward to realising this vision and capturing the synergies for our shareholders."

On 15 October 2009, BHP Billiton and Rio Tinto announced that the partners would not proceed with any joint venture marketing activity. This is the only material change to the non-binding core principles agreement signed on 5 June 2009. The production joint venture will deliver all its iron ore output to BHP Billiton and Rio Tinto to sell independently through their own marketing groups.

For more information on BHP Billiton, go to www.bhpbilliton.com.

For further information contact:
BHP Billiton Media & Investor Relations	Rio Tinto Media & Investor Relations

Australia

Samantha Evans, Media Relations

Tel: +61 3 9609 2898 Mobile: +61 400 693 915

email: Samantha.Evans@bhpbilliton.com

Amanda Buckley, Media Relations

Tel: +61 3 9609 2209 Mobile: +61 419 801 349

Email: Amanda.Buckley@bhpbilliton.com

Kelly Quirke, Media Relations

Tel: +61 3 9609 2896 <<Mobile>>: +61 429 966 312

Email: Kelly.Quirke@bhpbilliton.com

Australia

David Luff, Media Relations

Office: +61 3 9283 3620 Mobile: +61 419 850 205

Tony Shaffer, Media Relations
Office: +613 9283 3612 Mobile: +1 202 256 3667

Dave Skinner, Investor Relations

Office: +61 3 9283 3628

Simon Ellinor, Investor Relations

Office: +61 7 3361 4365 Mobile: +61 439 102 811

Leng Lau, Investor Relations Tel: +61 3 9609 4202 Mobile: +61 403 533 706 email: Leng.Y.Lau@bhpbilliton.com	United Kingdom Nick Cobban, Media Relations Office: +44 (0) 20 8080 1305 Mobile: +44 (0) 7920 041 003
United Kingdom and South Africa Andre Liebenberg, Investor Relations Tel: +44 20 7802 4131 Mobile: +44 7920 236 974 email: Andre.Liebenberg@bhpbilliton.com	Christina Mills, Media Relations Office: +44 (0) 20 8080 1306 Mobile: +44 (0) 7825 275 605 Mark Shannon, Investor Relations Office: +44 20 7781 1178 Mobile: +44 7917 576597
Illtud Harri, Media Relations Tel: +44 20 7802 4195 Mobile: +44 7920 237 246 email: Illtud.Harri@bhpbilliton.com	David Ovington, Investor Relations Office: +44 (0) 20 7781 2051 Mobile: +44 (0) 7920 010 978
United States Jason Combes, Investor Relations Office: +1 (0) 801 204 2919 Mobile: +1 (0) 801 558 2645
United States Scott Espenshade, Investor Relations Tel: +1 713 599 6431 Mobile: +1 713 208 8565 email: Scott.Espenshade@bhpbilliton.com	Americas Tony Shaffer, Media Relations Office: +61 (0) 3 9283 3612 Mobile: +1 202 256 3667
Ruban Yogarajah, Media Relations Tel: US +1 713 966 2907 or UK +44 20 7802 4033 Mobile: UK +44 7827 082 022 email: Ruban.Yogarajah@bhpbilliton.com	Canada Stefano Bertolli, Media Relations Office: +1 (0) 514 848 8151 Mobile: +1 (0) 514 915 1800

BHP Billiton Limited ABN 49 004 028 077

Registered in Australia

Registered Office: 180 Lonsdale Street

Melbourne Victoria 3000 Australia

Tel +61 1300 55 4757 Fax +61 3 9609 3015

BHP Billiton Plc Registration number 3196209

Registered in England and Wales

Registered Office: Neathouse Place

London SW1V 1BH United Kingdom

Tel +44 20 7802 4000 Fax +44 20 7802 4111

Members of the BHP Billiton group which is headquartered in Australia

Further information on BHP Billiton can be found on our Internet site: www.bhpbilliton.com

Rio Tinto Limited
120 Collins Street

Melbourne 3000

Australia

T +61 (0) 3 9283 3333

F +61 (0) 3 9283 3707
Registered in Australia ABN 96 004 458 404

Rio Tinto plc
2 Eastbourne Terrace
London W2 6LG
United Kingdom
T +44 (0) 20 7781 2000
F +44 (0) 20 7781 1800

Email: questions@riotinto.com

Website: www.riotinto.com

Forward looking statements

This announcement includes "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements other than statements of historical facts included in this announcement, including, without limitation, those regarding Rio Tinto and BHP Billiton's respective financial positions, business strategies, plans and objectives of management for future operations (including development plans and objectives relating to the products, production forecasts and reserve and resource positions of each of Rio Tinto and BHP Billiton) and synergies arising out of the proposed joint venture are forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Rio Tinto or BHP Billiton, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.

Such forward-looking statements are based on numerous assumptions regarding Rio Tinto and BHP Billiton's respective present and future business strategies and the environment in which Rio Tinto and BHP Billiton, respectively, will operate in the future. The important factors that could cause Rio Tinto and BHP Billiton's actual results, performance or achievements to differ materially from those in the forward-looking statements include, among others, levels of actual production during any period, levels of demand and market prices, the ability to produce and transport products profitably, the impact of foreign currency exchange rates on market prices and operating costs, operational problems, political uncertainty and economic conditions in relevant areas of the world, the actions of competitors, activities by governmental authorities such as changes in taxation or regulation and such other risk factors identified in the most recent Annual Report on Form 20-F filed with the United States Securities and Exchange Commission (the "SEC") or Form 6-Ks furnished to the SEC by each of Rio Tinto and BHP Billiton. Forward-looking statements should, therefore, be construed in light of such risk factors and undue reliance should not be placed on forward-looking statements. These forward-looking statements speak only as of the date of this announcement. Each of Rio Tinto and BHP Billiton expressly disclaim any obligation or undertaking (except as required by applicable law, the UK Listing Rules, the Disclosure and Transparency Rules of the Financial Services Authority and the Listing Rules of the Australian Securities Exchange) to release publicly any updates or revisions to any forward-looking statement contained herein to reflect any change in Rio Tinto and BHP Billiton's respective expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Limited and BHP Billiton Plc

Date: December 9 2009	By:	/s/ Jane McAloon
	Name:	Jane McAloon
	Title:	Group Company Secretary